Exhibit 12.1

PDC ENERGY, INC.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
	(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$27,785	$177,228	$(32,963)	$(30,688)	$35,268	$34,753
Fixed charges (see below)	14,214	53,512	54,002	50,228	40,127	34,990
Amortization of capitalized interest	467	1,379	1,096	871	675	788
Interest capitalized	(1,657)	(3,468)	(1,709)	(896)	(1,454)	(300)

Total adjusted earnings (loss) available for fixed charges	$40,809	$228,651	$20,426	$19,515	$74,616	$70,231

Fixed Charges:
Interest and debt expense (a)	$11,725	$47,842	$50,143	$47,505	$36,759	$33,239
Interest capitalized	1,657	3,468	1,709	896	1,454	300
Interest component of rental expense (b)	832	2,202	2,150	1,827	1,914	1,451

Total fixed charges	$14,214	$53,512	$54,002	$50,228	$40,127	$34,990

Ratio of Earnings to Fixed Charges	2.9x	4.3x	0.4x (c)	0.4x (c)	1.9x	2.0x

(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.
(b)	Represents the portion of rental expense which we believe represents an interest component.
(c)	For the years ended December 31, 2013 and 2012, earnings were insufficient to cover total fixed charges by $33.6 million and $30.7 million, respectively.